As filed with the Securities and Exchange Commission on March 8, 2022.

Registration No. 333-260492

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933

TC BIOPHARM (HOLDINGS) PLC

(Exact name of registrant as specified in its charter)

Scotland	8731	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

TC BioPharm (North America) Inc.

c/o Business Filings, Inc.

108 West 13th Street

Wilmington, Delaware 19801

(800) 981-7183

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy of all communications including communications sent to agent for service, should be sent to:

Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe LLP 711 Third Avenue – 17th Floor New York, NY 10017 (212) 907-7300 ahudders@golenbock.com	Joseph Lucosky, Esq. Lucosky Brookman LLP 101 Wood Avenue South 5th Floor Woodbridge, NJ 08830 (732) 395-4402 jlucosky@lucbro.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

Indicate by check mark whether the registrant is an emerging growth company.

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of Registration Fee
Ordinary shares, £0.01 par value (2)	$18,356,706		$1,701.67
Warrants to purchase ordinary shares (2) (3)	$43,294		$4.01
Ordinary shares, £0.01 par value, issuable upon exercise of the warrants to purchase ordinary shares, at 100% of the public offering price (2) (4)	$36,800,002		$3,411.36
Ordinary shares, £0.01 par value, issuable to selling shareholders (2) (5)	$19,654,054		$1,821.93
Warrants to purchase ordinary shares (2) (3) (5)	$46,354		$4.30
Ordinary shares, £0.01 par value, issuable upon exercise of the warrants to purchase ordinary shares, issuable to selling shareholders at 100% of the public- offering price (2) (4) (5)	$39,400,815		$3,652.46
Representative’s warrants for ordinary shares (2) (3)	- nil		-nil
Ordinary shares, £0.01 par value, issuable upon exercise of the representative’s warrants at 100% of the public offering price (2) (4)	$552,000		$51.17
Total fee due			$10,646.89
Amount of fee previously paid			$12,973.31
Additional fee paid with Post-Effective Amendment No. 1		$	-nil

(1)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, or the Securities Act. Includes the offering price of ordinary shares represented by American Depositary Shares, or ADSs, that the Underwriters have the option to purchase to cover over-allotments, if any.

(2)	These ordinary shares are represented by ADSs, each of which represents one ordinary share of the registrant. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333-262149). In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (“Securities Act”), the securities being registered hereunder include such indeterminate number of ordinary shares as may be issuable with respect to the ordinary shares being registered hereunder as a result of stock splits, stock dividends or similar anti-dilutive transactions.

(3)	The registration fee pursuant to Rule 457(g) under the Securities Act is paid with the ordinary shares as the warrants are only sold in tandem with an ordinary share.

(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act.

(5)	These ordinary shares are represented by ADSs, each of which represents one ordinary share of the registrant. ADSs issuable upon deposit of the ordinary shares registered hereby are being registered pursuant to a separate registration statement on Form F-6 (File No. 333-262149). In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (“Securities Act”), the securities being registered hereunder include such indeterminate number of ordinary shares as may be issuable with respect to the ordinary shares being registered hereunder as a result of stock splits, stock dividends or similar anti-dilutive transactions. Includes ADSs that may be issued from time to time in payment of interest. Represents shares of the ADSs being offered for distribution by the security holders named in this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

TC BioPharm (Holdings) plc is filing this Post-Effective Amendment No. 1 to its registration statement on Form F-1 (the “Registration Statement”) as an exhibits-only filing. The exhibits being filed are the final versions of the underwriting agreement and the warrant agreement with the final pricing information included therein, both of which forms were filed by pre-effective amendment to the Registration Statement. Accordingly, this amendment consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, and the filed exhibits. The remainder of the Registration Statement is unchanged and has therefore been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit No.	Description

1.1	Underwriting Agreement, dated February 10, 2022 *

3.1	Articles of Association of TC BioPharm (Holdings) Limited, effective prior to the re-registration of the registrant as a public limited company **

3.2	Form of Articles of Association of TC BioPharm (Holdings) plc to be effective with the completion of this offering **

4.1	Form of Deposit Agreement for American Depositary Shares **

4.2	Form of American Depositary Share (Included in Exhibit 4.1) **

4.3	Form of Representative’s Warrant **

4.4	Form of Warrant Agent Agreement between the Registrant and the Warrant Agent *

4.5	Form of Warrant to be offered in this offering (included in Exhibit 4.4) *

4.6	Form of certificate evidencing ordinary shares **

5.1	Opinion of Addleshaw Goddard as to matters of the law of Scotland and the United Kingdom **

10.1	Form of 2014 Share Option Scheme of TC BioPharm (Holdings) plc as amended by the Board **

10.2	Form of 2021 Share Option Scheme (including sub-plan for U.S. based persons) of TC BioPharm (Holdings) plc **

10.3	Form of 2021 Company Share Option Plan (CSOP) of TC BioPharm (Holdings) plc **

10.4	Reserved

10.5	Reserved

10.6	Convertible Loan Note, up to $20,000,000 in principal amount **

10.7	Reserved

10.8	Form of Lock Up Agreement of Pre-IPO Smaller Shareholders **

10.9	Form of Lock Up Agreement of Pre-IPO Management and Larger Shareholders **

10.10	Form of Lock Up Agreement of Holders of Convertible Loan Notes **

11.1	Code of Ethics of the registrant **

21.1	List of Subsidiaries of registrant **

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm**

23.2	Consent of Addleshaw Goddard (included in Exhibit 5.1) **

23.3	Consent to be named as a prospective director by Dr Mark Bonyhadi **

23.4	Consent to be named as a prospective director by James Culverwell **

23.5	Consent to be named as a prospective director by Arlene Morris **

23.6	Consent to be named as a prospective director by Edward Niemczyk **

24.1	Power of Attorney (included as part of the signature page of original filed Registration Statement) **

99.1	Financial Statement Representation pursuant to Instruction 8.A.4 of Item 8 of Form 20-F.**

*	Filed Herewith

**	Previously filed.

⸶	To be filed by amendment.

+	Indicates management contract or compensatory plan.

Schedules:

None

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing this amended registration statement on Form F-1 with the Securities and Exchange Commission and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Glasgow, Scotland, United Kingdom, on March 8, 2022.

TC BIOPHARM (HOLDINGS) PLC

By:	/s/ Michael Leek
Dr. Michael Leek
Executive Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Leek	Executive Chairman of the Board of Directors (Principal Executive Officer)	March 8, 2022
Dr. Michael Leek

/s/ Bryan Kobel	Chief Executive Officer and Director	March 8, 2022
Bryan Kobel

/s/ Martin Thorp	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 8, 2022
Martin Thorp

/s/ Dr. Mark Bonyhadi	Director	March 8, 2022
Dr. Mark Bonyhadi

/s/ James Culverwell	Director	March 8, 2022
James Culverwell

/s/ Arlene Morris	Director	March 8, 2022
Arlene Morris

/s/ Edward Niemczyk	Director	March 8, 2022
Edward Niemczyk

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement or amendment thereto on March 8, 2022.

TC BioPharm (North America) Inc.

By:	/s/ Bryan Kobel
Name:	Bryan Kobel
Title:	Chief Executive Officer and Director

Authorized Representative in the United States